Exhibit 99.1

Wallbox Announces Third Quarter 2024 Financial Results

BARCELONA, SPAIN - November 6, 2024—Wallbox N.V. (NYSE:WBX), a leading provider of electric vehicle (“EV”) charging and energy management solutions worldwide, today announced its financial results for the third quarter ended September 30, 2024 and provided a business update.

Third Quarter 2024 Highlights and Business Update:

•

Generated revenue of €34.7 million, representing an increase of 7% compared to the same period last year. Excluding a one-off revenue charge of €1.6 million during the quarter, year over year growth was 12%

•

Exceptional performance in the North American market with 45% year-over-year revenue growth, significantly higher than the EV market growth of 4%[1]. This further diversifies the geographical footprint while leveraging the complete product portfolio in all charging segments (Home, commercial and fast charging)

•	Continued optimization of operations by reducing costs and CAPEX

•	26% revenue growth year to date compared to the same period last year, versus only a 3% growth in the EV markets where Wallbox is present[2]

Executive Commentary

Enric Asuncion, CEO of Wallbox, said, “Wallbox continues to execute on its business strategy and has outperformed the market. However, the EV market continues to perform below everyone’s expectations. With our geographical and product diversification, we are capturing growth and compensate for subdued performance in specific regions or segments. As part of continuous improvement efforts, we have announced the introduction of a new organizational structure based on business units. With the new business unit-driven model, we intend to tailor our approach more effectively to each segment, aiming to unlock the full potential of our solutions, reduce costs by better aligning our resources, and drive profitability long-term company-wide.’’

Mr. Asuncion continued, “We are facing a slower than predicted EV transition but we believe the long-term potential of the EV industry remains solid. Wallbox is a global leader in the space, we have sold over one million chargers in more than 100 countries, and continue to develop among the best-in-class charging and energy management solutions. Currently, our main objective is to match the cost structure with the current demand to drive our path to profitability and cash generation. With these initiatives, we are managing the current down cycle in the industry and we believe we are in a strong position to build long-term value for our shareholders”

Financial Outlook - Fourth Quarter 2024

The following reflects the company’s expectations for select key financial metrics for the fourth quarter 2024.

•	Expects fourth quarter 2024 revenue to be in the range of €40 million and €45 million, representing an approximate year over year growth rate between 23% and 38%

•	Expects Gross Margin[3] between 38% and 40%

•	Expects a negative Adjusted EBITDA[3] between €(7) million and €(10) million

[1]	Market data source: Rho Motion EV Charging Database October 2024
[2]	Up until the end of Q3
[3]	See Non-IFRS Financial Measures section below

Conference Call Information

Wallbox NV will host a conference call to discuss the results and provide a business update at 8:00 AM Eastern Time today, November 6, 2024. The live audio webcast and accompanying presentation, will be accessible on Wallbox’s Investor Relations website at https://investors.wallbox.com/overview/default.aspx. A recording of the webcast will also be available following the conference call.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox’s future operating results and financial position, business strategy and plans, including, without limitation, regarding expectations regarding profitability, market growth, market opportunity and financial position. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “”target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to losses or disruptions in Wallbox’s supply or manufacturing partners; impacts resulting from geopolitical conflicts; risks related to macro-economic conditions and inflation; Wallbox’s reliance on the third-parties outside of its control;

risks related to Wallbox’s technology, intellectual property and infrastructure; occurrence of any public health crisis or similar global events as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Non-IFRS Financial Measures

Wallbox reports its financial information required in accordance with the International Financial Reporting Standards (“IFRS”). This release includes financial measures not based on IFRS, including Adjusted EBITDA and Gross Margin (the “Non-IFRS Measure”). See the definitions set forth below for a further explanation of these terms.

Wallbox defines “Gross Margin” as revenue less changes in inventory, raw materials and other consumables used divided by revenue.

Wallbox defines EBITDA as loss for the period before income tax credit, financial income, financial expenses, amortization and depreciation, change in fair value of derivative warrants, and foreign exchange gains/(losses). We define Adjusted EBITDA as EBITDA for the period further adjusted to take into account the impact of certain non-cash and other items that we do not consider in our evaluation of our ongoing operating performance. These non-cash and other items include, but not are limited to: share based payment plan expenses, expenses related to a reduction in workforce initiated in January 2023, certain non-cash expenses related to the ESPP plan launched in January 2023, any negative goodwill arising from business combinations, and other items outside the scope of our ordinary activities. Management uses these Non-IFRS Measures as measurements of operating performance because they assist management in comparing the Company’s operating performance on a consistent basis, as they remove the impact of items not directly resulting from the Company’s core operations; for planning purposes, including the preparation of management’s internal annual operating budget and financial projections; to evaluate the performance and effectiveness of our strategic initiatives; and to evaluate the Company’s capacity to fund capital expenditures and expand its business.

The Non-IFRS Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present the Non-IFRS Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including the Non-IFRS Measures as a reasonable basis for comparing our ongoing results of operations. By providing the Non-IFRS Measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from the Non-IFRS Measures are significant components in understanding and assessing financial performance. The Non-IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are: such measures do not reflect revenue related to fulfillment, which is necessary to the operation of our business; such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments; such measures do not reflect changes in our working capital needs; such measures do not reflect our share based payments, income tax benefit/(expense) or the amounts necessary to pay our taxes; although depreciation and amortization are not included in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the Non-IFRS Measures we use may differ from the non-IFRS financial measures used by other companies and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensate for these limitations by relying primarily on our IFRS results and using the Non-IFRS Measures only as supplemental measures.

We are not able to provide a reconciliation of Adjusted EBITDA guidance for the fourth quarter of 2024 and the fiscal year ending December 31, 2024, and income (loss) for the period, the nearest comparable IFRS measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control.

About Wallbox

Wallbox is a global technology company, dedicated to changing the way the world uses energy. Wallbox creates advanced electric vehicle charging and energy management systems that redefine the relationship between users and the network. Wallbox goes beyond charging electric vehicles to give users the power to control their consumption, save money and live more sustainably. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public, and public use in more than 100 countries around the world. Founded in 2015 in Barcelona, where the company’s headquarters are located, Wallbox currently has offices across Europe, Asia, and America. For more information, visit www.wallbox.com

Wallbox Public Relations Contact:	Wallbox Investor Contact:
Elyce Behrsin	Michael Wilhelm
Public Relations	Corporate Development & IR
Press@wallbox.com	Investors@wallbox.com
+34 622 513 358

Source: Wallbox N.V.